Filed by Akers Biosciences, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: MyMD Pharmaceuticals, Inc.

Commission File No.: 001-36268

Akers’ Proposed Merger Partner MyMD Pharmaceuticals Announces Issuance of Key Patent

●	Patent protects methods of regulating TNF-α to treat cancers, autoimmune disorders, and other disorders associated with chronic inflammation

BALTIMORE, MD. – December 2, 2020 – Akers Biosciences, Inc. (Nasdaq: AKER), today announced that its proposed merger partner MyMD Pharmaceuticals, Inc. (“MyMD”) was issued US Pat. No. 10,835,523 B2, titled “Method of Regulating Tumor Necrosis Factor-Alpha (TNF-a) for Treating Cancers, Autoimmune Disorders, and Other Disorders Associated with Chronic Inflammation” by the United States Patent & Trademark Office (USPTO). The patent is a continuation of U.S. patent application No. 15/558,094, which was granted as U.S. Patent No.10,588,899 with claims for treating diabetes.

“We are thrilled to continue building on the foundation that MyMD currently has around regulating TNF-α as a method of treating disorders associated with chronic inflammation,” said Chris Chapman, M.D., Chief Medical Officer of MyMD. “The issuance of this patent supports the continued expansion of indications that our lead compound, MYMD-1, has shown success in treating during preclinical studies.”

MYMD-1 is being developed to treat autoimmune and age-related diseases, including extending the human lifespan. MYMD-1 has been shown to be effective in regulating the immune system from causing age-related diseases in preclinical studies evaluating impact on autoimmune thyroiditis and experimental autoimmune encephalomyelitis. MyMD believes that it is the first oral small molecule selective regulator of TNF-α capable of crossing the blood-brain barrier.

The mechanism of action for MYMD-1 involves regulating the production of TNF-α, offering the potential to reshape clinical guidelines and treatment approaches for a number of autoimmune diseases including diabetes, rheumatoid arthritis and multiple sclerosis, as well as aging, addiction and depression. MyMD has continued to leverage its foundational work in the area of programmed cell death and was previously issued US Pat. No. No.10,517,856 B2, titled “Methods of altering programmed cell death and extending cell life,” which showed the method of beneficially altering programmed cell death (or modulating programmed cell life) and how it may postpone the onset of various diseases, extend lifespan, and/or reverse the normal aging process in an individual. These patents, coupled with studies to date have laid the groundwork for the Phase 2 trials for depression in COVID and sarcopenia, expected to be initiated in the first quarter of 2021.

The issuance is the ninth granted patent for MyMD-1, with an additional 20 applications currently pending worldwide.

As previously announced, Akers Biosciences and MyMD Pharmaceuticals announced a definitive merger agreement, whereby the two companies will join as one to focus on developing and commercializing MyMD’s novel immunotherapy pipeline assets. Upon closing the transaction, the combined company is expected to be renamed MyMD Pharmaceuticals Inc and remain listed on the NASDAQ under the new ticker symbol “MYMD.” The closing of merger, however, remains subject to the approval of Akers’ shareholders, as well as other customary closing conditions.

About MyMD Pharmaceuticals, Inc:

MyMD is a clinical stage pharmaceutical company committed to extending healthy lifespan by focusing on developing two therapeutic platforms. MYMD-1 is a drug platform based on a clinical stage small molecule that regulates the immunometabolic system to control TNF-α and other pro-inflammatory cytokines. MYMD-1 is being developed to treat autoimmune diseases, including those currently treated with non-selective TNF-α blocking drugs, and aging and longevity. SUPERA-1R is a drug platform based on a novel (patent pending) synthetic derivative of cannabidiol (CBD) that targets numerous key receptors including CB2 and opioid receptors and inhibits monoamine oxidase. SUPERA-1R is being developed to address the rapidly growing CBD market, that includes FDA approved drugs and CBD products not currently regulated as a drug. For more information, visit www.mymd.com.

About Akers Biosciences Inc.

Akers Biosciences is pursuing rapid development and manufacturing of a COVID-19 vaccine candidate in collaboration with Premas Biotech PVT Ltd.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Akers and MyMD, Akers intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus. AKERS URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AKERS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Akers with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Akers with the SEC by contacting Investor Relations by mail at Akers Biosciences, Inc., Attn: Investor Relations, 201 Grove Road, West Deptford, NJ 08086. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Akers and MyMD, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Akers’ directors and executive officers is included in Akers’ Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 25, 2020, as amended on October 21, 2020, and the proxy statement for Akers’ 2020 annual meeting of stockholders, filed with the SEC on July 29, 2020. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future, and, therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Akers and MyMD undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe-harbor provisions of the PSLRA. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements due to a number of factors, including, but not limited to, risks relating to the completion of the merger, including the need for stockholder approval and the satisfaction of closing conditions; the cash balances of the combined company following the closing of the merger; the ability of Akers to remain listed on the Nasdaq Capital Market in connection with the merger; and expected merger-related cash outlays, including the timing and amount of those outlays. Risks and uncertainties related to MyMD that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: the timing of, and MyMD’s ability to, obtain and maintain regulatory approvals for clinical trials of MyMD’s pharmaceutical candidates, the timing and results of MyMD’s planned clinical trials for its pharmaceutical candidates, the amount of funds MyMD requires for its pharmaceutical candidates; increased levels of competition; changes in political, economic or regulatory conditions generally and in the markets in which MyMD operates; MyMD’s ability to retain and attract senior management and other key employees; MyMD’s ability to quickly and effectively respond to new technological developments; MyMD’s ability to protect its trade secrets or other proprietary rights, operate without infringing upon the proprietary rights of others and prevent others from infringing on MyMD’s proprietary rights; and the impact of the ongoing COVID-19 pandemic on MyMD’s results of operations, business plan and the global economy.

New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the combination, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement that will be filed with the SEC in connection with the proposed transaction. Additional risks and uncertainties are identified and discussed in the “Risk Factors” section of Akers’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC. Forward-looking statements included in this release are based on information available to Akers and MyMD as of the date of this release. Neither Akers nor MyMD undertakes any obligation to update such forward- looking statements to reflect events or circumstances after the date of this release.

Investor Contact:

Brett Mass

646-536-7331

brett@haydenir.com

www.haydenir.com

Media Contact:

Will Johnson

201-465-8019

MYMD@antennagroup.com

www.antennagroup.com